

March 16, 2011

George C. Freeman, III
Chairman, President and Chief Executive Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, VA 23235

    Re: Universal Corporation
            Form 10-K for the Fiscal Year Ended March 31, 2010
            Filed May 27, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed June 29, 2010
            File No. 001-00652

Dear Mr. Freeman:

    We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Lauren Nguyen
                    Attorney-Advisor